Exhibit 99.9

March 26, 2018

VIA EDGAR

To:	United States Securities and Exchange Commission

Re:	Taseko Mines Limited (the “Company”)
Annual Report on Form 40-F
Consent of Expert

This consent is provided in connection with the Company’s annual report on Form 40-F report for the year ended December 31, 2017 to be filed by the Company with the United States Securities and Exchange Commission (the “SEC”) and any amendments thereto (the “Annual Report”). The Annual Report incorporates by reference, among other things, the Company’s Annual Information Form for the year ended December 31, 2017 (the “AIF”).

I hereby consent to the use of my name in connection with reference to my involvement in the preparation of the following technical reports (the “Technical Reports”):

•	Technical Report on the 344 million tonne increase in mineral reserves at the Prosperity Gold – Copper Project, British Columbia, Canada dated December 17, 2009

•	Technical Report on Mineral Reserves at the Aley Project, British Columbia, Canada dated October 30, 2014, amended and restated December 4, 2017

•	Technical Report on the Mineral Reserve Update at the Gibraltar Mine, British Columbia, Canada dated June 15, 2015 and to references to the Technical Reports, or portions thereof, in the Annual Report and the AIF and to the inclusion and incorporation by reference of the information derived from the Technical Reports in the Annual Report and the AIF.

Yours truly,

/s/ S. Jones
Scott Jones, P.Eng., Vice President, Engineering

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